Effective on the close of business on June 13, 2003, the Evergreen Balanced Fund acquired substantially all the assets and assumed certain liabilities of Evergreen Select Balanced Fund in a tax-free exchange for Class A and Class I shares of the Evergreen Balanced Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $13,669,638. The aggregate net assets of the Evergreen Balanced Fund and Evergreen Select Balanced Fund immediately prior to the acquisition were $1,003,038,972 and $152,338,519, respectively. The aggregate net assets of the Evergreen Balanced Fund immediately after the acquisition were $1,155,377,491.